United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-50218	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

BEKEM METALS INC
Full Name of Registrant

Former Name if Applicable
149 Kyz Zhibek Street, Office 11
Address of Principal Executive Office (Street and Number)
Almaty, Kazakhstan 050020
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Adam R. Cook	801	355-3797
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  During the fiscal years ended December 31, 2009 and 2008 the Company did not earn revenue. The Company is in the exploration stage and does not anticipate earning significant revenue until it commences commercial production.

  The Company anticipates that total operating expenses and loss from operations during the twelve months ended December 31, 2009 will have decreased by approximately $11.9 million to approximately $4.2 million, compared to the twelve months ended December 31, 2008. This decrease is primarily attributable to the Company’s recognition of a loss from impairment of property during fiscal 2008 of nearly $9.5 million compared to a loss from impairment of property of approximately $560,000 during fiscal 2009. The decrease in total operating expenses and loss from operations is also attributable to a decrease in general and administrative expenses during fiscal 2009 of approximately $2 million. The Company anticipates that during fiscal 2009 it will have realized net other expense of approximately $1.8 million compared to net other income of $737,657 during fiscal 2008. This change is largely attributable to a significant increase in exchange loss during fiscal 2009. The Company also expects to realize a loss from continuing operations of approximately $6 million during the year ended December 31, 2009 compared to a loss from continuing operations of $15,348,975 during the year ended December 31, 2008.

  During fiscal 2009 the Company sold its interest in its wholly-owned subsidiary Kaznickel LLP. As a result, the Company realized income from discontinued operations of approximately $6 million. The Company did not realize any income from discontinued operations during fiscal 2008.

  As a result of the foregoing, the Company expects to realize a net income attributable to shareholders of Bekem of approximately $43,000, or $0.00 per share, for the year ended December 31, 2009 compared to a net loss attributable to Bekem shareholders of $15,348,975, or $0.12 per share, for the year ended December 31, 2008.

Bekem Metals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-31-2010	By /s/	Yermek Kudabayev	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).